Press release January 19, 2011
UPDATE ON EXPLORATION WORK AND BEGINNING OF SEVERAL DRILLING PROGRAMS IN JAMES BAY

Virginia Mines Inc. (“Virginia”) is pleased to announce the beginning of drilling programs on several of its projects located in the James Bay region, province of Quebec. During the next four months, Virginia will carry out more than 18,000 metres of drilling on its Coulon base-metal project (Cu-Zn-Ag) and on many other gold projects including Poste Lemoyne Extension, Lac Pau and Anatacau-Wabamisk. Important geophysical surveys will also be conducted on the Ashuanipi, Lac Pau, Nichicun, Trieste and Escale projects.

POSTE LEMOYNE EXTENSION PROPERTY (100% Virginia)

Virginia has just initiated line cutting and IP surveys on its Poste Lemoyne Extension property, which will be followed in mid-January by a drilling program comprised of a minimum of 15 holes totalling 3,000 metres. The property is owned 100% by Virginia but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%), at any time, for $500,000. The property is host to the Orfée zone, which contains resources totalling 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (NI 43-101 – published on April 8, 2003).

Drilling to be conducted in the winter of 2011 will test mainly geophysical and geological targets associated with an important gold till anomaly, which was defined in the summer of 2010 while sampling the glacial till (samples of 15 kg) on the David grid. The anomaly extends over an east-north-east direction of 1.6 kilometres and to a width of approximately 250 metres. It groups together around 60 auriferous till samples, with about 15 that each contain over 100 gold grains (to a maximum of 691 gold grains) mostly of delicate shape thus indicating a proximal source. This gold till anomaly is the most important one ever discovered by Virginia in the James Bay region. Prospecting and stripping carried out on this anomaly in the fall of 2010 defined a dioritic unit with feldspar phenocrysts (FP) and quartz-feldspar phenocrysts (QFP) that coincides relatively well with the position of the gold till anomaly. Erratic boulders of this porphyritic quartz-feldspar (QFP) diorite, more or less deformed, altered and mineralized in disseminated pyrite, graded up to 11.02 g/t Au in selected samples. The samples collected on the few outcrops observed in this unit also confirmed the presence of gold anomalies in the intrusive, with results varying generally from 0.48 g/t Au over 3 metres to 1.37 g/t Au over 5 metres. The last sample taken at the known eastern limit of this unit returned 2.74 g/t Au.

LAC PAU PROPERTY (100 % Virginia)

During the winter of 2011 Virginia will conduct important line cutting and IP surveys on its Lac Pau project as well as drilling totalling 3,000 metres. Surface work carried out up to now outlined an important auriferous mineralized system that includes the Hope, Tricorne and Beausac-2 showings as well as many other smaller showings. This 12-kilometre-long gold corridor lies within sheared and altered tonalitic intrusives and remains totally open laterally. Up to now the best results obtained at surface within this corridor reached up to 2.27 g/t Au over 10 metres (including an interval of 3.91 g/t Au over 5 metres ) on the Hope showing, up to 5.61 g/t Au over 3 metres and 10.74 g/t Au over 4 metres on the Tricorne showing, and up to 5.22 g/t Au over 7 metres (including 14.43 g/t Au over 2 metres) on the Beausac-2 showing (press releases of September 2, 2009 and September 30, 2010). Drilling carried out in 2010 generated many interesting intersections on the Tricorne showing including 3.43 g/t Au over 6 metres (PAU-10-004) and 1.15 g/t Au over 10.95 metres (PAU-10-001). Hole PAU-10-028, which tested a kilometric IP anomaly (open at both ends) intercepted a large intersection grading 0.52 g/t Au over 45.8 metres, including 1.08 g/t Au over 11 metres. This intersection is located 1.3 kilometres north-east of the Jedi showing in its interpreted extension.

Drilling planned for the winter of 2011 will test mainly the Hope, Tricorne and Jedi showings as well as many other geophysical and geological targets located along the Lac Pau auriferous corridor.

ANATACAU-WABAMISK PROPERTY (100% Virginia on Wabamisk – option 100% Virginia on Anatacau)

A 1,500-metre drilling program is planned for the winter of 2011 on the Anatacau-Wabamisk property. Virginia owns a 100% participating interest in the Wabamisk portion and has the option to acquire IAMGOLD Corporation’s 100% participating interest in the Anatacau portion in consideration of $3 million in exploration work to be carried out before December 31, 2012. Drilling will aim mainly at the depth extension of the Isabelle showing as well as at other regional targets. It is to be noted that shallow holes drilled during the winter of 2010 on the Isabelle showing yielded some interesting intersections with 46.5 (uncut) g/t Au over 4 metres (18.26 (C) g/t Au over 4 metres) in hole WB-10-12, 5.89 g/t Au over 2 metres in hole WB-10-07, and 2.75 g/t Au over 10 metres in hole WB-10-04.

COULON PROPERTY (100 % Virginia)

During winter 2011 Virginia will conduct a $2 million exploration program on its Coulon project that will consists of 9,000 metres of diamond drilling as well as ground geophysics (InfiniTEM). Drilling will test mainly the extensions of lenses 43, 44, 16-17 and 201 as well as many other geophysical targets within the favourable volcanic stratigraphy. Exploration is to begin in mid-January.

AIRBORNE DRILLING PROGRAMS

Virginia will also complete, during the winter of 2011, a limited helicopter-supported drilling program that will consist of about 10 holes for a total of approximately 1,500 metres. Drilling will test auriferous and base metal targets located in areas without direct access, most particularly on the Éléonore Régional, FCI and Pénélope properties. Work should begin in late February.

OTHER EXPLORATION PROGRAMS

Large geophysical surveys, including high-definition, magnetic airborne surveys and IP ground surveys, are also planned for the winter of 2011 on the Ashuanipi, Trieste, Nichicun and Escale properties in the east portion of the James Bay Territory, province of Quebec, all owned 100% by Virginia.

Prospecting carried out on the Ashuanipi project in the fall of 2010 led to the discovery of a mineralized zone followed over more than three kilometres and over a width of up to 15 metres within a granodioritic gneissic intrusive. The chalcopyrite (5-15%) and molybdenite (2-10%) mineralization is concentrated in decimetric bands, strongly altered in epidote and quartz. The wall rock of these bands consistently contains disseminated copper and molybdenum mineralization varying from 1 to 5% and forms an envelope of a width varying between 2 and 15 metres. The new mineralized zone is north-northeast oriented and seems to mould the contours of the intrusion. Outcrops and mineralized blocks found in a distance of over three kilometres returned values of up to 3.8 g/t Au, 49.6 g/t Ag, 8.6% Cu and 1.3% Mo in selected samples. Manual stripping led to channel sampling and values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3.0% Cu over 1 metre were obtained. The geophysical surveys should better define the geometry of the intrusion and of the mineralized zone.

Surface work carried out in 2010 on the Nichicun property yielded very interesting gold results in the sectors of the Portageur and Petit Pas showings. In the Portageur sector, several gold values were obtained within disseminated arsenopyrite mineralization zones (<10%) associated with a sedimentary unit generally very altered in quartz-biotite-tourmaline-actinolite. For the time being these mineralized zones are traced over more than 450 metres laterally and remain entirely open laterally. Ten samples or so selected to characterize the mineralization yielded values varying from 1.2 g/t Au to 8.88 g/t Au. A few manual trenches were done and channel sampling returned 1.02 g/t Au over 5.7 metres, 1.19 g/t Au over 4 metres; and 1.17 g/t Au over 6 metres. The mineralized zones of the sector Petit Pas, located two kilometres southwest of the Portageur sector, correspond to metasomatic metric bands with a high percentage of garnets and are weakly mineralized with pyrrhotite, pyrite and arsenopyrite in mafic volcanics. Visible gold was also observed locally. It is to be noted that values of 2.01 g/t Au, 2.8 g/t Au, 2.05 g/t Au, 3.21 g/t Au, 10.4 g/t Au, and 22.6 g/t Au were obtained in 2009 in grab samples collected in a 100-metre radius around the initial showing. Manual trenches and channel sampling were done in 2010 to evaluate the potential of these mineralized zones. Work returned values of 2.85 g/t Au over 2 metres; 2.32 g/t Au over 3 metres; and 52.87 g/t Au over 2 metres.

Further to all these geophysical surveys, important prospecting, mechanical stripping and channel sampling programs are planned for the summer of 2011 on the Ashuanipi, Nichicun, Trieste and Escale properties.

Qualified Person

Technical information contained in this press release has been revised and approved by Paul Archer, vice-president exploration and acquisitions of Virginia, who is a Qualified Person as defined by National Instrument 43-101.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at November 30, 2010, and 30,502,692 shares issued and outstanding as at December 31, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

3